Exhibit 16

March 28, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

          We have read the statements made by Capmark Financial Group Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 304 of Regulation S-K, as part of the section entitled "Change in Independent Registered Public Accounting Firm" of Form S-1 of Capmark Financial Group Inc. to be filed on or about March 28, 2008. We agree with the statements concerning our firm in such "Change in Independent Registered Public Accounting Firm" section of such Form S-1. However, we have no basis whatsoever to comment on (a) the current status of the material weaknesses related to the interpretation and application of accounting literature related to certain complex accounting matters or (b) any related remedial actions.

Very truly yours,

/s/ PricewaterhouseCoopers LLP